Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 3 MARCH 16, 2015
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 3 DATED MARCH 16, 2015
TO THE PROSPECTUS DATED DECEMBER 8, 2014
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated December 8, 2014, Supplement No. 1 thereto dated December 19, 2014, and Supplement No. 2 thereto dated February 5, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	the second quarter 2015 distribution declaration;

•	our acquisition of a property located in Concord, North Carolina;

•	our potential acquisition of a property located in Mechanicsburg, Pennsylvania;

•	the deferral of our REIT election until our taxable year ending December 31, 2015;

•	an update to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of our prospectus to include information for the year ended December 31, 2014; and

•	our December 31, 2014 audited consolidated financial statements.
Status of Our Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of shares as a result of a $2.0 million investment by a private investment program affiliated with our sponsor, and commenced operations at such point. On November 12, 2014, we announced that we were no longer offering shares of our Class T common stock in our offering, and thus we have reallocated the shares being offered such that we are offering up to $2.0 billion in shares of Class A common stock in our primary offering and up to $200 million in shares of Class A common stock pursuant to our distribution reinvestment plan. As of November 12, 2014, we had not sold any shares of Class T common stock in the offering.
As of March 11, 2015, we have received gross offering proceeds of approximately $44.7 million from the sale of 4,505,891 Class A shares in our initial public offering, including proceeds raised and shares issued under our distribution reinvestment plan. As of March 11, 2015, approximately $2.155 billion in shares of common stock remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.
Second Quarter 2015 Distribution Declaration
On March 3, 2015, our board of directors declared distributions in the amount of $0.00150684932 per day per Class A share on the outstanding shares of common stock, payable to stockholders of record as of the close of business on each day during the period commencing on April 1, 2015 until June 30, 2015. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine. Until we are generating operating cash flow, we will fund our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow.

Property Acquisition
The following is hereby added as a new subsection at the beginning of the "Real Estate Investments" section of our prospectus:
Owens Corning Property
On March 9, 2015, we acquired a single story Class A industrial property consisting of approximately 61,200 net rentable square feet located in Concord, North Carolina (the "Owens Corning property"). The Owens Corning property is leased in its entirety to Owens Corning Sales, LLC, a wholly-owned subsidiary of Owens Corning, Inc. ("Owens Corning"). The purchase price for the Owens Corning property was approximately $5.5 million, plus closing costs. The purchase price and acquisition fees and expenses earned by and paid to our advisor were funded with proceeds from our public offering.
Our advisor earned and was paid $110,000 in acquisition fees, and is entitled to a reimbursement of $55,000 in acquisition expenses in connection with the acquisition of the Owens Corning property.
Owens Corning is a leading global producer of residential and commercial building materials, glass-fiber reinforcements, and engineered materials for composite systems, and has been on the Fortune 500 list of the largest companies in the United States for more than 50 consecutive years. Owens Corning has an investment grade credit rating of BBB- by Standard & Poor's.
The Owens Corning property is located in the Charlotte-Concord-Gastonia, NC-SC Metropolitan Statistical Area, which is the largest MSA in the Carolinas. The company has occupied the Owens Corning property since its completion in 2000, when the company consolidated operations from two nearby facilities into the property. The Owens Corning property is utilized by Owens Corning's Glass Metal Services business unit to manufacture items used across all segments of the company. For these reasons, along with the in-place infrastructure required for the specialized manufacturing process, we believe the Owens Corning property is a business essential facility to the company's overall operations.
The Owens Corning lease, as amended, is a triple-net lease with a remaining term of approximately 10 years upon our acquisition, expiring in December 2024. The current annual base rent is approximately $352,000, with 2% rental increases on an annual basis each January. Under the Owens Corning lease, the tenant has two five-year renewal options at fair market value, and no termination option.
The going-in capitalization rate for the Owens Corning property is approximately 6.42%. The going-in capitalization rate is determined by dividing the projected net operating income for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). The net operating income is calculated by totaling the sum of all the revenues from the tenant including base rental revenue, parking revenue and expense reimbursement revenue then deducting the total of all the property expenses including utilities, insurance, real estate taxes, repairs and maintenance and all property operating expenses. The projected net operating income includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.
The tenant will be responsible for managing the Owens Corning property. Griffin Capital Essential Asset Property Management II, LLC will be paid an oversight fee in an amount of 1% of the gross monthly revenues collected from the Owens Corning property.
Potential Acquisition
The following supplements the disclosure in the "Real Estate Investments - Potential Acquisitions" section of our prospectus:
On March 9, 2015, we, through a wholly owned subsidiary of our operating partnership, entered into a purchase and sale agreement (the "AOPC Purchase Agreement") with an unaffiliated third party for the purchase of the AOPC property (as defined below).

Pursuant to the terms and subject to the conditions set forth in the AOPC Purchase Agreement, we expect to acquire that certain real property located at 5035 Ritter Road, Mechanicsburg, Pennsylvania, which contains a single-story, approximately 56,500 square foot office property leased in its entirety to the Administrative Office of Pennsylvania Courts (the "AOPC property"), for a purchase price of approximately $10.12 million, plus closing costs and acquisition fees and expenses. We expect this acquisition to close in the second quarter of 2015 and to fund such acquisition with a combination of debt and net proceeds from our initial public offering.
Pursuant to the AOPC Purchase Agreement, we will be obligated to purchase the AOPC property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the AOPC property generally based upon:

•	our ability to raise sufficient proceeds in our public offering and to obtain sufficient amounts of debt or other equity capital on attractive terms to acquire the AOPC property;

•	satisfactory completion of due diligence on the AOPC property and the tenant of the AOPC property;

•	satisfaction of the conditions to the acquisition in accordance with the AOPC Purchase Agreement; and

•	no material adverse change relating to the AOPC property, the seller of the AOPC property, or certain economic conditions.
There can be no assurance that the acquisition of the AOPC property will be completed. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $400,000 in earnest money on the AOPC property.
Other properties may be identified in the future that we may acquire prior to or instead of the AOPC property. Due to the considerable conditions to the consummation of the acquisition of the AOPC property, we cannot make any assurances that the closing of the AOPC property is probable.
Deferral of our REIT Election
We were not eligible to elect REIT status for the taxable year ended December 31, 2014 as we did not meet certain REIT qualifications. Since we were not profitable in 2014, and our stockholders would not be negatively affected from a tax perspective, our board of directors determined that it is appropriate for us to defer our REIT election until our taxable year ending December 31, 2015. Each statement in our prospectus to the effect that we intend to qualify and be taxed as a REIT for federal income tax purposes not later than our taxable year ending December 31, 2014 is hereby revised to state that we intend to qualify and be taxed as a REIT for federal income tax purposes not later than our taxable year ending December 31, 2015.
Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our accompanying audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2014 contained in this supplement.
Overview
Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation (the "Company"), was formed on November 20, 2013 under the Maryland General Corporation Law and intends to qualify as a real estate investment trust ("REIT"). We were organized primarily with the purpose of acquiring single tenant net lease properties that are considered essential to the occupying tenant, and expect to use a substantial amount of the net proceeds from our initial public offering to invest in these properties. We are a newly formed company and are subject to the general risks associated with a start-up enterprise, including the risk of business failure. We have no employees and are externally advised and managed by an affiliate, Griffin Capital Essential Asset Advisor II, LLC, our Advisor. Our year end is December 31.

Under our initial public offering ("Offering"), we are offering a maximum of $2,200,000,000 in shares of our common stock, consisting of $2,000,000,000 in shares of Class A common stock at $10.00 per share to be offered to the public in the primary public offering ("Primary Offering"), and $200,000,000 in shares of Class A common stock at $9.50 per share for sale pursuant to our distribution reinvestment plan ("DRP").
On July 31, 2014, the Securities and Exchange Commission (“SEC”) declared our registration statement effective and on September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of shares as a result of a $2.0 million investment by a private investment program affiliated with our sponsor, and commenced operations at such point. On September 17, 2014, our board of directors declared distributions, and on October 1, 2014, we began paying distributions accruing from September 23, 2014, the date we commenced operations.
As of December 31, 2014, we had issued 1,128,440 shares of our Class A common stock for gross proceeds of $11,004,439, excluding shares of our Class A common stock issued pursuant to the DRP. As of December 31, 2014, 5,333 shares of Class A common stock had been issued pursuant to the DRP.
Liquidity and Capital Resources
Long-Term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Our Advisor will evaluate potential property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which may include, without limitation, review of the title insurance commitment and underlying documents, an appraisal, zoning confirmation, obtaining environmental reports, physical inspection of the property, tenant interviews (if possible), lease reviews and financial underwriting. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from the offering in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.
KeyBank Revolving Credit Facility
On December 12, 2014, we, through our operating partnership, entered into a revolving credit agreement (the “KeyBank Revolving Credit Facility”) co-lead by KeyBank, as administrative agent, and JPMorgan Chase Bank, as syndication agent, along with a syndicate of lenders. Pursuant to the KeyBank Revolving Credit Facility, we were provided with an initial commitment of $250.0 million, which commitment may be increased under certain circumstances up to a maximum total commitment of $1.25 billion. The KeyBank Revolving Credit Facility has an initial term of four years, maturing on December 12, 2018, and may be extended for a one-year period if certain conditions are met. Availability under the KeyBank Revolving Credit Facility is limited to the lesser of a (i) a specified leverage ratio applied to a portfolio real estate pool value computed as adjusted net operating income divided by specified capitalization rate; or (ii) debt service coverage ratio ("DSCR") calculation, all as set forth in the credit agreement related to the KeyBank Revolving Credit Facility.
The KeyBank Revolving Credit Facility has an interest rate based on the consolidated leverage ratio reported with the quarterly compliance certificate and is calculated based on the LIBO Rate plus the applicable LIBO Rate margin, as provided in the credit agreement related to the KeyBank Revolving Credit Facility, or Base Rate plus the applicable base rate margin, as provided in the credit agreement related to the KeyBank Revolving Credit Facility. The Base Rate is calculated as the greater of (i) the KeyBank Prime rate or (ii) the Federal Funds rate plus 0.50%. Payments under the KeyBank Revolving Credit Facility are interest only and are due on the first day of each quarter.

The KeyBank Revolving Credit Facility is initially secured by a pledge of 100% of the ownership interests in each special purpose entity which owns a pool property. Upon the occurrence of certain conditions set forth in the credit agreement, the security for the KeyBank Revolving Credit Facility will be released, at our request, provided there is no event of default then existing, and the facility will then be deemed an unsecured revolver.
As of December 31, 2014, we had not drawn any funds pursuant to the KeyBank Revolving Credit Facility.
Other Potential Future Sources of Capital
Potential future sources of capital include proceeds from our public offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility or other third party source of liquidity, we will be heavily dependent upon the proceeds of our public offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.
Short-Term Liquidity and Capital Resources
We expect to meet our short-term operating liquidity requirements from advances from our Advisor and its affiliates, proceeds received in the Offering and operating cash flows generated from properties we acquire in the future. Any advances from our Advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus. Our advisory agreement provides that expenses advanced to us by our Advisor shall be reimbursed no less frequently than monthly. The offering and organizational costs associated with the public offering were initially paid by our Advisor and will be reimbursed by us, up to (i) 3.5% of the gross offering proceeds raised by us in the terminated or completed offering for the issuer’s organizational and offering costs (excluding sales commissions and dealer manager fees), or (ii) 15.0% of the gross offering proceeds raised by us in the terminated or completed offering for all organizational and offering costs, including sales commissions and dealer manager fees. (See Note 2, Basis of Presentation and Summary of Significant Accounting Policies - Organizational and Offering Costs). Operating cash flows are expected to increase as properties are acquired.
Distributions and Our Distribution Policy
Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

Since we had not yet acquired properties as of December 31, 2014, our distributions since commencing operations on September 23, 2014 were funded from offering proceeds as opposed to operating cash flow, and thus are considered a return of capital to the stockholders. Until we acquire properties, distributions will be considered a return of capital as we will not have operating cash flow. As we acquire properties, we may not be able to fund distributions entirely with the operating cash flow generated from the properties as we issue additional shares. In this case, distributions will be funded from both operating cash flow and offering proceeds until which time there is sufficient operating cash flow to fund distributions. The amount of distributions funded from offering proceeds will be considered a return of capital to the stockholders.
As of December 31, 2014 we had not acquired any properties. Therefore, all distributions to common stockholders and noncontrolling interests were paid with proceeds raised in our Offering.
Results of Operations
Overview
On September 23, 2014, we satisfied our minimum offering requirement and commenced operations; however, as of December 31, 2014, we had no properties, and therefore had not generated rental revenue or incurred property operating expenses.
General and Administrative Expenses
For the year ended December 31, 2014, general and administrative expenses were approximately $438,800, consisting mostly of organizational costs associated with the public offering ($78,600), directors' and officers' liability insurance ($152,500), professional and legal fees ($125,000), and board of directors fees ($60,500). We expect general and administrative expenses to increase in future periods as we make investments.
Interest Expense
For the year ended December 31, 2014, interest expense was approximately $55,800, consisting of the KeyBank Revolving Credit Facility unused commitment fee ($34,700) and deferred financing costs amortization ($21,100).
Potential Acquisitions
On September 19, 2014, our board of directors approved the potential acquisition of a to-be-built, 312,000 square foot distribution warehouse located in Groveport, Ohio which will be fully leased to Exel Inc. (the "Exel Property"). The purchase price of the Exel Property is $16.148 million, plus closing costs and acquisition fees. We expect this acquisition to close in the second quarter of 2015 and to fund such acquisition with a draw from the KeyBank Credit Facility and net proceeds from our Primary Offering.
On September 19, 2014, our board of directors approved the potential acquisition of a 120,000 square foot office/R&D facility that is currently under construction and is located in Auburn Hills, Michigan which will be fully leased to Atlas Copco Tools & Assembly Systems LLC (the "Atlas Copco Property"). The purchase price of the Atlas Copco Property is $17.75 million, plus closing costs and acquisition fees. We expect this acquisition to close in October of 2015 and to fund such acquisition with a draw from the KeyBank Credit Facility and net proceeds from our Primary Offering. On September 24, 2014, we funded a real estate acquisition deposit for the Atlas Copco Property in the amount of $2.0 million.
The purchases of the Exel Property and the Atlas Copco Property are not contingent upon each other. Pursuant to the respective purchase agreements, we (upon assignment of the respective agreements) would be obligated to purchase the Exel Property and the Atlas Copco Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Exel Property and the Atlas Copco Property generally based upon:

•	our ability to raise sufficient proceeds in our Primary Offering to acquire the properties;

•	satisfactory completion of due diligence on the properties and the respective sellers of the properties;

•	satisfaction of the conditions to the acquisition in accordance with the purchase agreements; and

•	no material adverse change relating to the properties, the respective sellers of the properties or certain economic conditions.
There can be no assurance that the acquisition of the Exel Property or the Atlas Copco Property will be completed. In some circumstances, if we fail to complete the acquisitions, we may forfeit up to $2.0 million in earnest money on the Atlas Copco Property.
Other properties may be identified in the future that we may acquire prior to or instead of the Exel Property and the Atlas Copco Property. Due to the considerable conditions to the consummation of the acquisitions of the Exel Property and the Atlas Copco Property, we cannot make any assurances that the closing of the Exel Property and the Atlas Copco Property is probable.
Inflation
The real estate market has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. However, in the event inflation does become a factor, we expect that our leases typically will not include provisions that would protect us from the impact of inflation. We will attempt to acquire properties with leases that require the tenants to pay, directly or indirectly, all operating expenses and certain limited capital expenditures, which will somewhat protect us from increases in certain expenses, including, but not limited to, material and labor costs. In addition, we will attempt to acquire properties with leases that include rental rate increases, which will act as a potential hedge against inflation.
Summary of Significant Accounting Policies
We have established accounting policies which conform to generally accepted accounting principles (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification. The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.
We believe the accounting policies listed below are the most critical in the preparation of our consolidated financial statements. These policies are described in greater detail in Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements:

•	Real Estate- Valuation and purchase price allocation, depreciation;

•	Impairment of Real Estate and Related Intangible Assets and Liabilities;

•	Revenue Recognition;

•	Noncontrolling Interests in Consolidated Subsidiaries;

•	Fair Value Measurements; and

•	Income Taxes- REIT qualification.
Recently Issued Accounting Pronouncements
See Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements.
Financial Statements
The financial statements listed below are contained in this supplement:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Griffin Capital Essential Asset REIT II, Inc.:
We have audited the accompanying consolidated balance sheets of Griffin Capital Essential Asset REIT II, Inc. (the Company) as of December 31, 2014 and February 11, 2014, and the related consolidated statements of operations, equity, and cash flows for the period from February 11, 2014 (date of initial capitalization) through December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Griffin Capital Essential Asset REIT II, Inc. at December 31, 2014 and February 11, 2014, and the consolidated results of its operations and its cash flows for the period from February 11, 2014 (date of initial capitalization) through December 31, 2014, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Irvine, California
March 9, 2015

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2014	February 11, 2014 (Date of Initial Capitalization)
ASSETS
Cash and cash equivalents	$6,171,317	$201,000
Real estate acquisition deposits	2,000,000	—
Deferred financing costs, net	1,902,082	—
Other assets, net	514,868	—
Total assets	$10,588,267	$201,000
LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other liabilities	$175,985	$—
Distributions payable	15,279	—
Due to affiliates, net	866,176	—
Total liabilities	1,057,440	—
Commitments and contingencies (Note 7)
Equity:
Common stock subject to redemption	50,666	—
Stockholders' equity:
Preferred Stock, $0.001 par value, 200,000,000 shares authorized; no shares outstanding, as of December 31, 2014 and February 11, 2014, respectively	—	—
Class A Common Stock, $0.001 par value, 700,000,000 shares authorized; 1,133,773 and 100 shares outstanding as of December 31, 2014 and February 11, 2014, respectively	11,335	1
Additional paid-in capital	9,838,210	999
Cumulative distributions	(71,809)	—
Accumulated deficit	(436,616)	—
Total stockholders' equity	9,341,120	1,000
Noncontrolling interests	139,041	200,000
Total equity	9,480,161	201,000
Total liabilities and equity	$10,588,267	$201,000

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the period
February 11, 2014
(Date of Initial Capitalization)
through
December 31, 2014
Revenues:	$—
Expenses:
General and administrative expenses	438,806
Total expenses	438,806
Loss from operations	(438,806)
Other expense:
Interest expense	(55,786)
Net loss	(494,592)
Net loss attributable to noncontrolling interests	(57,976)
Net loss attributable to common stockholders	$(436,616)

Net loss per Class A share, basic and diluted	$(2.90)
Weighted average number of common shares outstanding, basic and diluted	150,623

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Class A Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Deficit	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
BALANCE February 11, 2014 (Date of Initial Capitalization)	100	$1	$999	$—	$—	$1,000	$200,000	$201,000
Gross proceeds from issuance of common stock	1,128,340	11,283	11,272,116	—	—	11,283,399	—	11,283,399
Discount on issuance of common stock	—	—	(279,960)	—	—	(279,960)	—	(279,960)
Offering costs including dealer manager fees to affiliates	—	—	(1,154,894)	—	—	(1,154,894)	—	(1,154,894)
Distributions to common stockholders	—	—	—	(21,143)	—	(21,143)	—	(21,143)
Issuance of shares for distribution reinvestment plan	5,333	51	50,615	(50,666)	—	—	—	—
Additions to common stock subject to redemption	—	—	(50,666)	—	—	(50,666)	—	(50,666)
Distributions for noncontrolling interest	—	—	—	—	—	—	(2,983)	(2,983)
Net loss	—	—	—	—	(436,616)	(436,616)	(57,976)	(494,592)
BALANCE December 31, 2014	1,133,773	$11,335	$9,838,210	$(71,809)	$(436,616)	$9,341,120	$139,041	$9,480,161

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the period
February 11, 2014
(Date of Initial Capitalization)
through
December 31, 2014
Operating Activities:
Net loss	$(494,592)
Adjustments to reconcile net loss to net cash provided by operations:
Amortization of deferred financing costs	21,064
Change in operating assets and liabilities:
Other assets, net	(514,868)
Accounts payable and other liabilities	175,985
Due to affiliates, net	866,176
Net cash provided by operating activities	53,765
Investing Activities:
Real estate acquisition deposits	(2,000,000)
Net cash used in investing activities	(2,000,000)
Financing Activities:
Deferred financing costs	(1,923,146)
Issuance of common stock, net of discounts	11,003,439
Offering costs including dealer manager fees	(1,154,894)
Distributions paid to common stockholders	(6,798)
Distributions paid to noncontrolling interests	(2,049)
Net cash provided by financing activities	7,916,552
Net increase in cash and cash equivalents	5,970,317
Cash and cash equivalents at the beginning of the period	201,000
Cash and cash equivalents at the end of the period	$6,171,317
Supplemental Disclosures of Non-cash Transactions:
Increase in distributions payable - common stock	$14,345
Increase in distributions payable - noncontrolling interest	$934
Common stock issued pursuant to the distribution reinvestment plan	$50,666

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

1.    Organization
Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation (the “Company”), was formed on November 20, 2013 under the Maryland General Corporation Law and intends to qualify as a real estate investment trust (“REIT”). The Company was organized primarily with the purpose of acquiring single tenant net lease properties that are considered essential to the occupying tenant, and expects to use a substantial amount of the net proceeds from its initial public offering to invest in these properties. The Company’s year end is December 31.
Griffin Capital Corporation, a California corporation (the “Sponsor”), is the sponsor of the Company’s initial public offering. The Company’s Sponsor began operations in 1995, and was incorporated in 1996, to principally engage in acquiring and developing office and industrial properties. Kevin A. Shields, the Company's Chief Executive Officer and Chairman, is the sole shareholder of Griffin Capital Corporation.
Griffin Capital Essential Asset Advisor II, LLC, a Delaware limited liability company (the “Advisor”) was formed on November 19, 2013. Griffin Capital REIT Holdings, LLC ("REIT Holdings") is the sole member of the Advisor. REIT Holdings is wholly-owned by the Sponsor. The Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company under the terms of the advisory agreement dated July 31, 2014. The officers of the Advisor are also officers of the Sponsor.
The Company’s Articles of Incorporation initially authorized 30,000 shares of common stock. On February 11, 2014, the Advisor purchased 100 shares of common stock for $1,000 and became the initial stockholder. Upon the SEC declaring the offering effective on July 31, 2014 (amended on December 5, 2014 in which the Class T common stock was removed, prior to any Class T shares being issued, at the direction of the board of directors), the Company’s Articles of Amendment and Restatement were filed with the State of Maryland and authorized 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. The Company is offering a minimum of $2,000,000 and a maximum of $2,000,000,000 in shares of common stock, consisting of $2,000,000,000 in shares of Class A common stock at a price of $10.00 per share for sale to the public (the “Primary Offering”), and $200,000,000 in shares of common stock for sale pursuant to the distribution reinvestment plan, consisting of $200,000,000 in shares of Class A common stock at a price of $9.50 per share (collectively, the “Offering”). The Dealer Manager (as defined below) will earn a commission of 7.0% of gross proceeds from Class A shares sold in the Primary Offering. See Note 6, Related Party Transactions.
On September 23, 2014, the Company raised the minimum offering amount of $2.0 million as a result of a $2.0 million investment by a private investment program affiliated with the Sponsor, and the Company commenced operations. As of December 31, 2014, the Company engaged only in organizational and offering activities (see Note 2, Basis of Presentation and Summary of Significant Accounting Policies - Organizational and Offering Costs), and had 1,133,773 shares of Class A common stock outstanding, of which 5,333 shares were issued pursuant to the distribution reinvestment plan and are classified as common stock subject to redemption. Griffin Capital Securities, Inc. (the “Dealer Manager”), is a wholly-owned subsidiary of the Sponsor. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Offering.
The Company’s property manager is Griffin Capital Essential Asset Property Management II, LLC, a Delaware limited liability company (the “Property Manager”), which was formed on November 19, 2013 to manage the Company’s properties, or provide oversight of other property managers engaged by the Company or an affiliate of the Company. The Property Manager will derive substantially all of its income from the property management services it will perform for the Company.
Griffin Capital Essential Asset Operating Partnership II, L.P., a Delaware limited partnership (the “Operating Partnership”), was formed on November 21, 2013. On February 11, 2014, the Advisor purchased a 99% limited partnership interest and special limited partnership interest in the Operating Partnership for $200,000 and on February 11, 2014, the Company contributed the initial $1,000 capital contribution it received to the Operating

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Partnership in exchange for a 1% general partner interest. The special limited partnership interest in the Operating Partnership entitles the Advisor to certain subordinated distributions as defined in the operating partnership agreement and discussed below in Note 6, Related Party Transactions. The Operating Partnership will own, directly or indirectly, all of the properties acquired by the Company. The Operating Partnership will conduct certain activities through the Company’s taxable REIT subsidiary, Griffin Capital Essential Asset TRS II, Inc., a Delaware corporation (the “TRS”) formed on November 22, 2013, which is a wholly-owned subsidiary of the Operating Partnership. The TRS had no activity as of December 31, 2014.
2.    Basis of Presentation and Summary of Significant Accounting Policies
The accompanying consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with principles generally accepted in the United States (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”), and in conjunction with rules and regulations of the SEC. The consolidated financial statements include accounts of the Company, the Operating Partnership and the TRS, if applicable. All significant intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no cash equivalents, nor were there restrictions on the use of the Company’s cash balance as of December 31, 2014 and February 11, 2014.
The Company maintains its cash accounts with major financial institutions. The cash balances consist of business checking accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. The Company has not experienced any losses with respect to cash balances in excess of government provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances at December 31, 2014.
Real Estate Assets
Real Estate Purchase Price Allocation
The Company will apply the provisions in ASC 805-10, Business Combinations, to account for the acquisition of real estate, or real estate related assets, in which a lease, or other contract, is in place representing an active revenue stream, as a business combination. In accordance with the provisions of ASC 805-10, the Company will recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values as of the acquisition date, on an “as if vacant” basis. Further, the Company will recognize the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business combination and, therefore, are expensed as incurred.
Acquired in-place leases will be valued as above-market or below-market as of the date of acquisition. The valuation will be measured based on the present value (using an interest rate, which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases, taking into consideration below-market extension options for below-market leases. In addition, any renewal options will be considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values will be capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases, including below market renewal options.
The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals, which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used in independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are considered intangible lease assets and will be included with real estate assets on the consolidated balance sheets. The intangible lease assets will be amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets on the consolidated balance sheets and will be amortized to expense over the remaining term of the respective leases.
The determination of the fair values of the assets and liabilities acquired will require the use of significant assumptions about current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income.
Depreciation
The purchase price of real estate to be acquired and the costs related to the development, construction, and property improvements will be capitalized. Repairs and maintenance costs will include all costs that do not extend the useful life of the real estate asset and will be charged to expense as incurred. The Company will consider the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term
Tenant Origination and Absorption Cost	Remaining contractual lease term
In-place Lease Valuation	Remaining contractual lease term with consideration as to below-market extension options for below-market leases

Impairment of Real Estate and Related Intangible Assets
The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management will assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and the eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent the carrying value exceeds the estimated fair value of the asset.
Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of the property’s future cash flow and fair value and could result in the overstatement of the carrying value of the Company’s real estate and related intangible assets and net income.
Real Estate Acquisition Deposits
Real estate acquisition deposits include funds held in escrow that will be applied towards the purchase of real estate. On September 15, 2014, the Sponsor, on behalf of the Company, executed a purchase and sale agreement (the "Atlas Copco Property Purchase Agreement") with an unaffiliated third party for the acquisition of a 120,000 square foot office/R&D facility currently under construction and located in Auburn Hills, Michigan (the "Atlas Copco Property"). The facility will be fully leased to Atlas Copco Tools & Assembly Systems LLC. On September 19, 2014, the board of directors approved the potential acquisition of the Atlas Copco Property, and the funding of the acquisition deposit. On September 24, 2014, as required by the Atlas Copco Property Purchase Agreement, the Company placed into escrow a $2,000,000 earnest money deposit to be applied towards the purchase of the Atlas Copco Property. In certain circumstances, if the Company fails to complete the acquisition of the Atlas Copco Property, the $2,000,000 earnest money deposit may be forfeited. The acquisition is expected to close in the third quarter of 2015.
Deferred Financing Costs
Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized to, and included as a component of, interest expense over the terms of the respective financing agreements. As of December 31, 2014 and February 11, 2014, the Company’s deferred financing costs, net of accumulated amortization, were $1.9 million and zero, respectively, which represents financing costs incurred for the KeyBank Revolving Credit Facility (as defined herein), discussed in Note 3, Debt.
Accounts Payable and Other Liabilities
As of December 31, 2014, accounts payable and other liabilities included $62,500 in accrued auditing and $60,500 in board fees payable. The remaining amount related to various other payables.
Revenue Recognition
Upon the acquisition of real estate, certain properties will have leases where minimum rent payments increase during the term of the lease, or certain minimum rent payments are abated. The Company will record rental revenue for the full term of each lease on a straight-line basis. The term of the acquired lease is considered to commence as of the acquisition date for the purposes of the straight-line rent calculation. In accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements,” the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Tenant reimbursement revenue, which is comprised of additional rents received from certain tenants to recover certain operating and capital expenses, including property maintenance and services, property taxes, and insurance, will be recognized as revenue when the additional rent is due, pursuant to the lease.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Organizational and Offering Costs
The Company expects that organizational and offering costs of the Offering will be paid by the Sponsor, on behalf of the Advisor, for the Company and will be reimbursed from the proceeds of the Offering.  Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fees) to be paid by the Company in connection with the Offering, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to: (i) amounts to reimburse the Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company’s shares; (ii) technology costs associated with the offering of the Company’s shares; (iii)  costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.
Pursuant to the Advisory Agreement, in no event will the Company be obligated to reimburse the Advisor for organizational and offering costs incurred in connection with the Offering totaling in excess of (i) 3.5% (excluding sales commissions and the dealer manager fees) of the gross proceeds raised in the Offering (excluding gross proceeds from the distribution reinvestment plan), and (ii) 15% (including sales commissions, dealer manager fees and non-accountable due diligence expense allowance but excluding acquisition fees and expenses) of the gross proceeds raised in the Offering (excluding gross proceeds from the distribution reinvestment plan). If the organization and offering costs exceeded such limits discussed above, within 60 days after the end of the month in which the Offering terminated or was completed, the Advisor would have been obligated to reimburse the Company for any excess amounts. As long as the Company is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (“NASAA REIT Guidelines”), such limitations discussed above will also apply to any future public offerings.
On September 23, 2014, the Company sold the minimum amount of shares and thereby became obligated to the Advisor for offering and organizational costs incurred. Organizational and offering costs incurred as of December 31, 2014, including those due to the Advisor, for the Offering are as follows:

December 31, 2014
Cumulative offering costs	$2,063,907
Cumulative organizational costs	$311,864
Organizational and offering costs advanced by and due to the Advisor	$1,527,392
Adjustment to organizational and offering costs pursuant to limitations discussed above	$(1,142,237)
Net due to Advisor	$385,155

As of December 31, 2014, organizational and offering costs incurred by the Advisor exceeded the limitations set forth above by approximately $1.1 million. Therefore, if the Offering was terminated on December 31, 2014, based on gross offering proceeds raised, net of discounts, in the Offering of $11.0 million, the Company would be liable for organizational and offering costs incurred by the Advisor, less the amount by which the organizational and offering costs exceeded the limitations discussed above. The amount of organizational and offering costs the Company is liable for as of December 31, 2014 is included in "Due to Affiliates, net" on the consolidated balance sheets. See Note 6, Related Party Transactions.
Since the Company had not yet commenced operations at February 11, 2014, organizational and offering costs incurred were not recorded in the consolidated balance sheets as such costs did not become a liability of the Company until the minimum amount of shares had been sold in the Offering.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Noncontrolling Interests
Due to the Company’s control through the general partnership interest in the Operating Partnership and the limited rights of the limited partner, the Operating Partnership, including its wholly-owned subsidiary, is consolidated with the Company and the limited partner interest is reflected as noncontrolling interests in the accompanying consolidated balance sheets.
The Company reports noncontrolling interests in subsidiaries within equity in the consolidated balance sheets, but separate from the parent shareholders’ equity. Also, any acquisitions or dispositions of noncontrolling interests that do not result in a change of control will be accounted for as equity transactions. Further, the Company will recognize a gain or loss in net income (loss) when a subsidiary is deconsolidated upon a change in control. Net income (loss) attributable to noncontrolling interests will be shown as a reduction to net income (loss) in calculating net income (loss) attributable to common stockholders. Any future purchase or sale of interest in an entity that results in a change of control may have a material impact on the Company’s financial statements as the Company’s interest in the entity will be recognized at fair value with gains and losses included in net income (loss).
Fair Value Measurements
The fair value of financial and nonfinancial assets and liabilities is based on a fair value hierarchy established by the FASB that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;

•
Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
When available, the Company utilizes quoted market prices for similar assets or liabilities from independent third-party sources to determine fair value. Financial instruments as of December 31, 2014 consisted of cash and cash equivalents, other assets, accounts payable and other accrued expenses. The amounts of the financial instruments presented in the consolidated financial statements substantially approximate their fair value as of December 31, 2014 and February 11, 2014.
Income Taxes
The Company intends to make an election to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and expects to be taxed as such for the taxable year ending December 31, 2015, assuming the Company satisfies the REIT qualification requirements for such year. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders.  As a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders.  If the Company fails to qualify as a REIT in any taxable year, after the Company initially qualifies to be taxed as a REIT, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions.  Such an event could materially adversely affect net income and net cash available for distribution to stockholders.  However, the Company believes that it will be organized and operate in such a manner

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

as to qualify for treatment as a REIT and intends to operate in the foreseeable future in such a manner that it will remain qualified as a REIT for federal income tax purposes.
The Company could engage in certain business activities that could have an adverse effect on its REIT qualification. The Company has elected to isolate these business activities in the books and records of the TRS. In general, the TRS may perform additional services for the Company’s tenants and generally may engage in any real estate or non-real estate related business. The TRS will be subject to corporate federal and state income tax. As of December 31, 2014, the TRS has not commenced operations.
Per Share Data
The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding, including common stock equivalents. As of December 31, 2014 and February 11, 2014, there were no common stock equivalents that would have a dilutive effect on earnings (loss) per share for common stockholders.
Distributions declared and paid per common share assumes each share was issued and outstanding each day during the three months ended December 31, 2014. Distributions declared per common share was based on daily declaration and record dates selected by the Company’s board of directors of $0.00150684932 per day per share on the outstanding shares of common stock.
Recently Issued Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). ASU No. 2014-09 replaces substantially all industry-specific revenue recognition requirements and converges areas under this topic with International Financial Reporting Standards.  ASU No. 2014-09 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards.  ASU No. 2014-09 also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts with customers.  Other major provisions in ASU No. 2014-09 include capitalizing and amortizing certain contract costs, ensuring the time value of money is considered in the applicable transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.  Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption.  ASU No. 2014-09 is effective for reporting periods beginning after December 15, 2016, and early adoption is prohibited.  ASU No. 2014-09 does not apply to lease contracts accounted for under Leases (Topic 840).  The Company is evaluating ASU No. 2014-09 for its potential impact on the Company's financial statements.
3.    Debt
KeyBank Revolving Credit Facility
On December 12, 2014, the Company, through the Operating Partnership, entered into a revolving credit agreement (the “KeyBank Revolving Credit Facility”), co-lead by KeyBank and JPMorgan Chase Bank, with KeyBank as administrative agent, JPMorgan Chase Bank as syndication agent, and a syndicate of lenders. Pursuant to the KeyBank Revolving Credit Facility, the Company was provided with an initial commitment of $250.0 million, which commitment may be increased under certain circumstances up to a maximum total commitment of $1.25 billion. The KeyBank Revolving Credit Facility has an initial term of four years, maturing on December 12, 2018, and may be extended for a one-year period if certain conditions are met. Availability under the KeyBank Revolving Credit Facility is limited to the lesser of a (i) a specified leverage ratio applied to a portfolio real estate pool value computed as adjusted net operating income divided by a specified capitalization rate; or (ii) debt service coverage ratio ("DSCR") calculation, all as set forth in the credit agreement related to the KeyBank Revolving Credit Facility.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

The KeyBank Revolving Credit Facility has an interest rate based on the consolidated leverage ratio reported with the quarterly compliance certificate and is calculated based on the LIBO Rate plus the applicable LIBO Rate margin, as provided in the credit agreement related to the KeyBank Revolving Credit Facility, or Base Rate plus the applicable base rate margin, as provided in the credit agreement related to the KeyBank Revolving Credit Facility. The Base Rate is calculated as the greater of (i) the KeyBank Prime rate or (ii) the Federal Funds rate plus 0.50%. Payments under the KeyBank Revolving Credit Facility are interest only and are due on the first day of each quarter.
The KeyBank Revolving Credit Facility will initially be secured by a pledge of 100% of the ownership interests in each special purpose entity which owns a pool property. Upon the occurrence of certain conditions set forth in the credit agreement, the security for the KeyBank Revolving Credit Facility shall be released, at the Company's request, provided there is no event of default then existing, and the facility will then be deemed an unsecured revolver.
In addition to customary representations, warranties, covenants, and indemnities, the KeyBank Revolving Credit Facility requires the Company to comply with the following at all times, which will be tested on a quarterly basis:

•
a maximum consolidated leverage ratio of 60%, or, once the collateral pledges are released, the ratio may increase to 65% for up to four consecutive quarters after a material acquisition only after the facility is deemed unsecured;

•
a minimum consolidated tangible net worth of 80% of the Company's consolidated tangible net worth at closing of the KeyBank Revolving Credit Facility, or approximately $4.7 million, plus 75% of net future equity issuances (including units of operating partnership interests in the Company);

•	a minimum consolidated fixed charge coverage ratio of not less than 1.50:1.00, commencing as of the quarter ending March 31, 2016;

•
a maximum total secured debt ratio of not greater than 40%, which ratio will increase by five percentage points for four quarters after closing of a material acquisition that is financed with secured debt;

•
a maximum total secured recourse debt ratio, excluding recourse obligations associated with interest rate hedges, of 10% of the Company's total asset value, at the time the Company's tangible net worth equals or exceeds $250 million (secured debt is not permitted prior to the time the Company's tangible net worth exceeds $250 million);

•	aggregate maximum unhedged variable rate debt of not greater than 30% of the Company's total asset value; and

•	a maximum payout ratio of not greater than 95% of core funds from operations of the Company, commencing as of the quarter ending March 31, 2018.
As of December 31, 2014, the Company had not drawn any funds pursuant to the KeyBank Revolving Credit Facility and was in compliance with all applicable covenants.
4.    Equity
Distribution Reinvestment Plan
The Company adopted a distribution reinvestment plan ("DRP"), that allows stockholders to have distributions otherwise distributable to them invested in additional shares of common stock. The plan became effective on the effective date of the Company’s Offering, July 31, 2014. No sales commission or dealer manager fee will be paid on shares sold through the DRP. The Company may amend or terminate the DRP for any reason at any time upon 10 days' prior written notice to stockholders. As of December 31, 2014, 5,333 shares had been issued under the DRP in the Offering.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Share Redemption Program
The Company adopted a share redemption program that will enable stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the Company’s DRP. Share redemption requests must be received by the Company no later than the last business day of the calendar quarter, and shares will be redeemed on the last business day of the month following such calendar quarter. The redemption amount is expected to be the redemption rate set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 2	90.0% of redemption amount
2 or more but less than 3	95.0% of redemption amount
3 or more but less than 4	97.5% of redemption amount
4 or more	100.0% of redemption amount

For 18 months after the most recent offering of shares, the redemption amount shall be the per share price of the most recent offering. Thereafter, the per share redemption amount will be based on the then-current net asset value. The redemption amount is subject to adjustment as determined from time to time by the board of directors. As of December 31, 2014, $50,666 in shares of common stock would be available for redemption. The Company, however, will not redeem any shares until the shares have been outstanding for at least one year, subject to terms of the share redemption program. (See Note 5, Noncontrolling Interests, for discussion on the noncontrolling interests that are eligible for redemption).
As the use of the proceeds from the DRP for redemptions is outside the Company’s control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity under EITF Topic No. D-98 Classification and Measurement of Redeemable Securities and Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stock, and are, therefore, presented as common stock subject to redemption in the accompanying consolidated balance sheets. The cumulative proceeds from the DRP, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity in the Company’s balance sheet. As noted above, the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s DRP.
5.    Noncontrolling Interests
Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. The Operating Partnership issued 20,000 limited partnership units to the Advisor for $10 per unit on February 11, 2014 in exchange for the initial capitalization of the Operating Partnership. As of December 31, 2014, noncontrolling interest was approximately 1.7% of total shares outstanding, and approximately 11.7% of weighted average shares outstanding (both measures assuming limited partnership units were converted to common stock).
The limited partners of the Operating Partnership will have the right to cause the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, the Company may purchase such limited partners' limited partnership units by issuing one share of common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. Furthermore, limited partners may

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

exercise their redemption rights only after their limited partnership units have been outstanding for one year. The limited partnership units are reported on the consolidated balance sheets as noncontrolling interests.
The following summarizes the activity for noncontrolling interests for the period February 11, 2014 (date of initial capitalization) through December 31, 2014:

For the period
February 11, 2014
(Date of Initial Capitalization)
through
December 31, 2014
Beginning balance	$200,000
Distributions to noncontrolling interests	(2,983)
Net loss	(57,976)
Ending balance	$139,041

6.    Related Party Transactions
The following table summarizes the related party costs and fees incurred, paid and due to affiliates as of December 31, 2014:

	Year Ended December 31, 2014
	Incurred	Paid	Payable
Organization and offering expenses
Organizational expenses	$78,641	$—	$78,641
Offering expenses	306,514	—	306,514
Other costs advanced by the Advisor	448,213	—	448,213
Selling commissions	576,544	553,578	22,966
Dealer Manager fees	271,836	261,994	9,842
Total due to affiliates, net	$1,681,748	$815,572	$866,176

Advisory and Dealer Manager Agreements
The Company does not expect to have any employees.  The Advisor is primarily responsible for managing the business affairs and carrying out the directives of the Company’s board of directors.  The Company has executed an advisory agreement with the Advisor and a dealer manager agreement with the Dealer Manager for the Offering. The agreements entitle the Advisor and the Dealer Manager to certain fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on the Company’s behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to the Company.
The Advisory Agreement requires, upon termination of the Offering, that any organizational and offering costs, including sales commissions and dealer manager fees, incurred above 15% of gross equity raised in the Company’s Offering and that any organizational and offering costs not including sales commissions and dealer manager fees, incurred above 3.5% of gross equity raised in the Company’s Offering shall be reimbursed to the Company. As of December 31, 2014, organizational and offering exceed the limitations set forth by approximately $1.1 million. Therefore, if the Offering was terminated on December 31, 2014, based on gross offering proceeds raised, net of discounts, in the Offering of $11.0 million, the Company would be liable for organizational and offering costs incurred by the Advisor, less the amount by which the organizational and offering costs exceeded the

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

limitations discussed above. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies — Organizational and Offering Costs.
Dealer Manager Agreement
The Company executed a dealer manager agreement with the Dealer Manager, which was amended on November 25, 2014, entitling the Dealer Manager to receive a sales commission and dealer manager fee equal to 7.0% and 3.0%, respectively, of gross proceeds from shares sold in the Primary Offering.   The Dealer Manager will enter into participating dealer agreements with certain other broker-dealers authorizing them to sell shares of the Company in the Primary Offering. Upon the sale of the Company's shares by such broker-dealers, the Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers. The Dealer Manager may also re-allow to these broker-dealers a portion of the 3.0% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses.
Acquisition and Disposition Fees
Under the advisory agreement, the Advisor is entitled to receive acquisition and advisory fees equal to 2.0% of the Contract Purchase Price, as defined therein, of each property acquired by the Company, and reimbursement of actual acquisition expenses, estimated to be approximately 1.0% of the Contract Purchase Price of each property acquired by the Company. If the Advisor provides a substantial amount of service in connection with the sale of a property, the advisory agreement allows the Advisor to receive fees equal to the lesser of: (a) 2.0% of the contract sale price, or (b) 50% of the competitive real estate commission. The total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property. As of December 31, 2014, the Company had not acquired nor disposed of any real estate assets and thus did not earn acquisition or disposition related fee.
Asset Management Fee
The Advisor will also receive an annual asset management fee for managing the Company’s assets equal to 1.0% of the aggregate asset value of its assets. The fee will be paid monthly. As of December 31, 2014, the Company had not acquired any real estate assets and thus did not earn an asset management fee.
Property Management Agreement
The Company will execute a property management agreement(s) directly with third party property manager(s), entitling the Property Manager to receive a fee for overseeing the services provided by the third party property manager(s) on behalf of the Company’s properties equal to 1.0% of the gross revenues from the properties, plus reimbursement of the direct costs of managing the properties, if applicable. In the event that the Company contracts directly with the Property Manager with respect to a particular property, the Company will pay the Property Manager a property management fee up to 3.0%, or greater if the lease so allows, of the gross revenues of the property managed. In no event will the Company pay both a property management fee and an oversight fee to the Property Manager with respect to a particular property.
In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5% of the cost of improvements. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Subordinated Share of Net Sale Proceeds
The Advisor may be entitled to a subordinated distribution if the Company sells its properties. Pursuant to certain provisions in the operating partnership agreement, if the Company sells its properties, the Advisor will be entitled to a distribution of 15.0% of remaining net sale proceeds after return of capital plus payment to stockholders of a 6.0% annual, cumulative, non-compounded return.
Subordinated Performance Distribution Due Upon Termination of Advisory Agreement
The Advisor may be entitled to a subordinated distribution if the Company terminates the advisory agreement. Pursuant to certain provisions contained in the operating partnership agreement, if the Company terminates the advisory agreement, the Advisor will be entitled to a distribution of 15.0% of the amount by which (1) the appraised value of the Company’s properties at the termination date, less the current outstanding amount of liabilities secured by the Company's assets, plus all distributions paid through the termination date exceeds (2) the sum of total stockholder invested capital plus distributions required to be made to generate a 6.0% cumulative, non-compounded return to the stockholders through the termination date.
Subordinated Incentive Listing Distribution
The Advisor may be entitled to a subordinated distribution if the Company lists its shares of common stock on a national securities exchange. Pursuant to certain provisions contained in the operating partnership agreement, if the Company lists its shares of common stock on a national securities exchange, the Advisor will be entitled to a distribution of 15.0% of the amount by which (1) the average market value of the shares outstanding at listing over a period of 30 trading days commencing after the first day of the sixth month, but no later than the last day of the eighteenth (18th) month, after the shares are first listed, plus all distributions made through the date that the market value of the shares is determined exceeds (2) the sum of total stockholder invested capital plus distributions required to be made to generate a 6.0% cumulative, non-compounded return to the stockholders through the date that the market value of the shares is determined.
Subordinated Distribution Due Upon Extraordinary Transaction
The advisor may be entitled to a subordinated distribution if the Company merges or engages in a corporate reorganization or other transaction in which substantially all of the business or securities of the Company are transferred. Pursuant to certain provisions contained in the operating partnership agreement, if the Company elects to engage in such an extraordinary transaction, the Advisor will be entitled to a distribution of 15% of the amount by which (1) the transaction amount, as defined in the operating partnership agreement, exceeds (2) the sum of total stockholder invested capital plus distributions required to be made to generate a 6.0% cumulative, non-compounded return to stockholders through the date the transaction amount is determined.
Employee and Director Long-Term Incentive Plan
The Company’s board of directors and sole stockholder adopted a long term incentive plan (“Plan”), which provides for the grant of awards to the Company's directors and full-time employees (should the Company ever have employees), directors and full-time employees of the Advisor and affiliate entities that provide services to the Company, and certain consultants that provide services to the Company, the Advisor, or affiliate entities. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights, distribution equivalent rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. The term of the Plan is ten years and the total number of shares of common stock reserved for issuance under the Plan will be equal to 10% of the outstanding shares of stock at any time, not to exceed 10,000,000 shares in the aggregate. As of December 31, 2014, no awards have been granted under the Plan.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Conflicts of Interest
The Sponsor, Advisor, Property Manager and their officers and certain of their key personnel and their respective affiliates currently serve as key personnel, advisors, managers and sponsors to some or all of 14 other real estate programs affiliated with the Sponsor, including Griffin-American Healthcare REIT III, Inc. ("GAHR III"), a publicly-registered, non-traded real estate investment trust. The Company's Sponsor is also the sponsor of Griffin Capital Essential Asset REIT, Inc. ("GCEAR"), Griffin-Benefit Street Partners BDC Corp. ("GB-BDC"), a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, and Griffin Institutional Access Real Estate Fund ("GIREX"), a non-diversified, closed-end management investment company that is operated as an interval fund under the 1940 Act. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between the Company’s business and these other activities.
Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor and other affiliated entities; (2) determining if certain investment opportunities should be recommended to the Company or another program sponsored or co-sponsored by the Sponsor; and (3) influence of the fee structure under the advisory agreement and distribution structure of the operating partnership agreement that could result in actions not necessarily in the long-term best interest of the stockholders. The board of directors has adopted the Sponsor’s acquisition allocation policy as to the allocation of acquisition opportunities among the Company and GCEAR, which is as follows:
In the event that an investment opportunity becomes available, the Sponsor will first present the opportunity to GCEAR, who has a right of first refusal on all single tenant net lease real estate assets that fit within the investment objectives of GCEAR until the earlier to occur of (a) the date that is six months after the completion of GCEAR’s last offering of shares of its common stock or (b) the date on which GCEAR has invested all of its available investment equity and achieved a blended loan-to-value ratio of at least 40% across its portfolio of properties. The right of first refusal expired on October 29, 2014. Following the expiration of GCEAR’s right of first refusal, the Sponsor will allocate potential investment opportunities to GCEAR and the Company based on the following factors:

•	the investment objectives of each program;

•	the amount of funds available to each program;

•	the financial impact of the acquisition on each program, including each program’s earnings and distribution ratios;

•	various strategic considerations that may impact the value of the investment to each program;

•	the effect of the acquisition on diversification of each program’s investments; and

•	the income tax effects of the purchase to each program.
If, after consideration of these factors, the investment opportunity is suitable for GCEAR and the Company, then:

•	GCEAR will have priority for investment opportunities of $75 million or greater; and

•	the Company will have priority for investment opportunities of $35 million or less, until such time as the Company reach $500 million in aggregate assets (based on contract purchase price).
In the event all acquisition allocation factors have been exhausted and an investment opportunity remains equally suitable for GCEAR and the Company, the Sponsor will offer the investment opportunity to the REIT that has had the longest period of time elapse since it was offered an investment opportunity.
If the Sponsor no longer sponsors GCEAR, then, in the event that an investment opportunity becomes available that is suitable, under all of the factors considered by the Advisor, for both the Company and one or more other entities affiliated with the Sponsor, the Sponsor has agreed to present such investment opportunities to the

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

Company first, prior to presenting such opportunities to any other programs sponsored by or affiliated with the Sponsor. In determining whether or not an investment opportunity is suitable for more than one program, the Advisor, subject to approval by the board of directors, shall examine, among others, the following factors:

•	anticipated cash flow of the property to be acquired and the cash requirements of each program;

•	effect of the acquisition on diversification of each program’s investments;

•	policy of each program relating to leverage of properties;

•	income tax effects of the purchase to each program;

•	size of the investment; and

•	amount of funds available to each program and the length of time such funds have been available for investment.
Economic Dependency
The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other resources.
7.    Commitments and Contingencies
Litigation
From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
8.    Declaration of Distributions
During the quarter ended December 31, 2014, the Company paid distributions in the amount of $0.00150684932 per day per share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from October 1, 2014 through December 31, 2014. Such distributions were paid on a monthly basis, on or about the first day of the month, for the month then-ended.
On December 15, 2014, the Company’s board of directors declared distributions in the amount of $0.00150684932 per day per share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from January 1, 2015 through March 31, 2015. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s Chief Executive Officer may determine.
9.    Selected Quarterly Financial Data (Unaudited)
Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2014:

	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$—	$—	$—	$—
Net loss	$—	$—	(175,918)	$(318,674)
Net loss attributable to common stockholders	$—	$—	$(89,366)	$(306,640)
Net loss per Class A share	$—	$—	$(4.32)	$(0.60)

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

10.    Subsequent Events
Status of the Offering
As of March 6, 2015, the Company has received and accepted subscriptions in the Offering for 4,008,704 Class A shares of common stock, or $39,709,545, excluding Class A shares of common stock issued pursuant to the DRP. To date, a total of $149,375 in distributions were reinvested pursuant to the DRP and 15,724 Class A shares of common stock were issued pursuant to the DRP.
Changes to the Composition of the Company's Board of Directors
On February 4, 2015, the Company's nominating and corporate governance committee and the Company's board of directors determined to increase the size of the board of directors from three directors to five directors. Also on February 4, 2015, the Company's nominating and corporate governance committee and the Company's board of directors appointed Michael J. Escalante as a member of the board of directors and appointed Samuel Tang as an independent director member of the board of directors, as well as a member of the nominating and corporate governance committee and a member and Chairman of the audit committee. The board of directors has reviewed Mr. Tang's background and qualifications and has deemed him to be an "audit committee financial expert," as such term is defined by the rules and regulations of the SEC.
On February 4, 2015, in connection with the appointment of Mr. Tang to the board of directors and the audit committee, Timothy J. Rohner, an independent director, member and Chairman of the audit committee, and member of the nominating and corporate governance committee, resigned from his position as Chairman of the audit committee in order for the board of directors to elect Mr. Tang as the new Chairman. Mr. Rohner remains an independent director and member of the audit committee and the nominating and corporate governance committee. Mr. Rohner's decision to resign as Chairman of the audit committee did not involve any disagreement with the Company, the Company's management, or the board of directors.
Declaration of Distributions
On March 3, 2015, the Company’s board of directors declared distributions in the amount of $0.00150684932 per day per share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from April 1, 2015 through June 30, 2015. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s Chief Executive Officer may determine.
Acquisition of Owens Corning Property
On March 9, 2015, the Company, through the Operating Partnership, acquired a single story Class A industrial property consisting of approximately 61,200 rentable square feet located in Concord, North Carolina (the "Owens Corning property"). The Owens Corning property is leased in its entirety pursuant to a triple-net lease to Owens Corning Sales, LLC ("Owens Corning Sales"), a wholly-owned subsidiary of Owens Corning, Inc. ("Owens Corning"), obligating Owens Corning Sales to all costs and expenses to operate and maintain the property, including certain capital expenditures. On the acquisition date, the remaining lease term was approximately ten years.
The purchase price of the Owens Corning property was $5.5 million, which, along with other closing fees and expenses, including acquisition fees and expense reimbursement paid to the Advisor, was funded with proceeds from the Primary Offering.